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                            September 27, 2022

       Oluyemi Okupe
       Chief Financial Officer
       Hims & Hers Health, Inc.
       2269 Chestnut St., #523
       San Francisco, CA 94123

                                                        Re: Hims & Hers Health,
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-38986

       Dear Mr. Okupe:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Results of Operations
       Comparisons for the years ended December 31, 2021, 2020, and 2019, page
55

   1. We noted various lines of products listed on your websites such as hair care, skin care, mental heath, sexual
health, and primary care. We also noted your discussion of core and emerging categories in
your second quarter 2022 earnings call. Please provide the
                                                        disclosures required by
ASC 280-10-50-40 in future filings, and provide us with your proposed revised
disclosures in your response. If providing the information is impracticable, please
disclose that fact in future filings.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Oluyemi Okupe
Hims & Hers Health, Inc.
September 27, 2022
Page 2

       You may contact Sasha Parikh at 202-551-3627 or Tracie Mariner at 202-551-3744 with any questions.



FirstName LastNameOluyemi Okupe                         Sincerely,
Comapany NameHims & Hers Health, Inc.
                                                        Division of Corporation
Finance
September 27, 2022 Page 2                               Office of Life Sciences
FirstName LastName